GRow Solutions Holdings, Inc.

535 5th AVENUE, 24TH FLOOR
NEW YORK, NY 10017

April 5, 2016

Tom Kluck

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grow Solutions Holdings, Inc.
Registration Statement on Form S-1
Filed February 2, 2016
File No. 333-208318

Dear Mr. Kluck:

By telephone on or about February 9, 2016, the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Grow Solutions Holdings, Inc. (the “Company” or “we”) with verbal comments to the Company’s Registration Statement on Form S-1 filed on February 2, 2016.

In response to the Staff’s verbal comments, we have updated the Company’s Registration Statement on Form S-1 with the 2015 fiscal year end financial statements and related legal disclosures, tables and exhibits therein.

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Jeffrey Beverly
Name: Jeffrey Beverly
Title: President